Patterson-UTI Energy, Inc.

10713 W. Sam Houston Parkway N, Suite 800

Houston, Texas 77064

(281) 765-7100

July 31, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Patterson-UTI Energy, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is sent on behalf of Patterson-UTI Energy, Inc., a Delaware corporation (the “Issuer”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Issuer pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offering by the Issuer to issue $525,000,000 aggregate principal amount of the Issuer’s 3.95% Senior Notes due 2028 (the “Exchange Notes”) in exchange for a like principal amount of the Issuer’s issued and outstanding 3.95% Senior Notes due 2028 (the “Original Notes”) that are subject to transfer restrictions under the Securities Act (the “Exchange Offer”).

The Issuer is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993.  The Issuer has not entered into any arrangement or understanding with any person who will receive the Exchange Notes in the Exchange Offer to distribute those Exchange Notes following completion of the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction and be identified as an underwriter in the prospectus.  The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S‑K.

The Issuer will include in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer a provision equivalent to the following:

If the Exchange Offer offeree is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Issuer will also require that each participant in the Exchange Offer furnish a representation in the transmittal letter or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving Exchange Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

The Issuer will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Please do not hesitate to contact Tull Florey of Gibson, Dunn & Crutcher LLP at (346) 718-6767 or the undersigned at (281) 765-7100 with any questions or comments concerning this letter.

[Signature page follows]

Very truly yours,

PATTERSON-UTI ENERGY, INC.

By: /s/ Seth D. Wexler
Name: Seth D. Wexler
Title: Senior Vice President, General Counsel and Secretary

cc:	Tull Florey
Gibson, Dunn & Crutcher LLP